Exhibit 21.1

Subsidiaries of

Virginia Electric and Power Company

Name	Jurisdiction of Formation
OSW Project LLC	Virginia

Virginia Power Fuel Corporation	Virginia

Virginia Power Services, LLC	Virginia

Virginia Power Nuclear Services Company	Virginia

Virginia Power Services Energy Corp., Inc.	Virginia

VP Property, Inc.	Virginia

Virginia Power Fuel Securitization, LLC	Delaware

Virginia Power Fuel Securitization II, LLC	Delaware